Exhibit 99.127

ESPN delivers live coverage of Torque Esports’ online racing

●	The Race All-Star Series - Fully Charged by ROKiT Phones shown live on ESPN2 and in the ESPN App

●	Legends Trophy, All-Star Cup and Jones Soda Last Chance Qualifier showcased on ESPN for US sports fans

MIAMI, April 13, 2020 /PRNewswire/ — Torque Esports’ (OTCQB: MLLLF) (TSXV: GAME) virtual esports racing series was shown live on TV for the first time in a new broadcast partnership with the Disney-owned, ESPN.

Starting last Saturday (April 11), The Race All-Star Series - Fully Charged by ROKiT Phones reached millions of homes via the new airtime-for-content partnership with ESPN (NYSE: DIS). Saturday’s All-Star Cup and Legends Trophy races were shown live on ESPN2 from 12:00 noon US Eastern time and replayed Sunday on ESPN2 at 1 pm ET.

Created to fill the motorsport entertainment void caused by the COVID-19 pandemic, Torque Esports was on “pole” as the first to create a live-streamed event to fill the racing void on March 15 when major events were canceled including the opening rounds of the Formula 1 and IndyCar championship.

Now known as The Race All-Star Series - Fully Charged by ROKiT Phones – the Torque Esports-created series has become the first broadcast esports racing event to reach more than 600 million homes around the world.

The Torque Esports events feature two separate competitions – the All-Star Cup, which pits the leading stars from Formula 1, Formula E, IndyCar, sportscars, and more against the world’s top sim racers; and the Legends Trophy.

The entry list for the Legends Trophy featured familiar names for ESPN viewers, including Formula 1 World Champions Emerson Fittipaldi, Jacques Villeneuve, and Jenson Button and Indy 500 winners Juan Pablo Montoya (also a F1 star), Dario Franchitti, Helio Castroneves, Gil de Ferran, and Tony Kanaan.

“For more than 40 years, ESPN has been the leader in sports with its groundbreaking coverage, and we’re immensely proud to have The Race All-Star Series - Fully Charged by ROKiT Phones now shown live on the network,” Torque Esports President and CEO, Darren Cox said.

“When we debuted our esports racing events, our live streaming numbers were off the charts, and now our agreement with ESPN along with our entire international broadcast package is taking virtual racing to an unprecedented global audience.”

“This is an incredible opportunity for Torque Esports to introduce this genre of racing to new fans around the world. Many ESPN viewers have watched the likes of Fittipaldi, Villeneuve, Montoya, Franchitti, Castroneves, and more before but never all together in such an incredible field.”

“We’re also introducing the stars of tomorrow to fans too. ESPN viewers saw the journey of World’s Fastest Gamer winner Rudy van Buren as he earned his title in 2017 – now they get to see him and the rest of the world’s top esports racers fight with top real-world racing stars as well.”

Along with the exciting ESPN live broadcast news, The Race All-Star Series - Fully Charged by ROKiT Phones last week revealed it would evolve into a full championship series from this weekend.

A three-race championship series will feature professional racers competing against the world’s top sim racers. Points will be awarded after each week, with the pro racing champion crowned at the end of three weeks being awarded a US$30,000 prize to be given to the charity of their choice.

The top-performing sim racer will receive a full day’s test in a Formula 1 team’s simulator including flights to the UK and accommodation (subject to the lifting of travel restrictions from the COVID-19 pandemic).

Legends racers will also compete for their favorite charity with a weekly US$10,000 prize on offer for the winner of the opening race.

The Torque Esports group also includes the Barcelona, Spain-based data analytics experts Stream Hatchet; Lyon, France-based game studio, Eden Games; Maranello, taly-based motorsport simulator company, Allinsports; Silverstone, esports tournament and streaming platform, UMG Games; UK-based content and esports tournament creators, IDEAS+CARS; plus London-UK-based motorsport and esports racing media platform, The Race.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company AiS – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to the completion of further tranches of the Offering. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. There can be no assurance that additional closings of the Offering will occur, or that it will occur on the terms and conditions contemplated in this news release. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, +1 (705) 445-3006

Darren Cox, CEO darrencox@torqueesport.com

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